755 PAGE MILL ROAD PALO ALTO CALIFORNIA 94304-1018 TELEPHONE: 650.813.5600 FACSIMILE: 650.494.0792 WWW.MOFO.COM	MORRISON & FOERSTER LLP NEW YORK, SAN FRANCISCO, LOS ANGELES, PALO ALTO, SACRAMENTO, SAN DIEGO, DENVER, NORTHERN VIRGINIA, WASHINGTON, D.C. TOKYO, LONDON, BRUSSELS, BEIJING, SHANGHAI, HONG KONG

June 28, 2011

Via Edgar

Mr. Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Threshold Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed June 10, 2011
File No. 333-174844

Dear Mr. Riedler:

On behalf of Threshold Pharmaceuticals, Inc. (the “Company”), this letter responds to the comment of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated June 27, 2011 in connection with the Company’s Registration Statement on Form S-3 filed on June 10, 2011 (the “2011 Registration Statement”). The response below is preceded by the Staff’s comment.

“We note the following disclosure included in your Form 10-K for the fiscal year ended December 31, 2010: ‘On March 16, 2011, the Company sold to certain investors an aggregate of 14,313,081 shares of its common stock for a purchase price equal to $2.05 per share and, for a purchase price of $0.05 per share, warrants exercisable for a total of 5,725,227 shares of its common stock for aggregate gross proceeds equal to $30.1 million in connection with the offering.’ Please advise us as to the calculation of your non-affiliate public float as of March 16, 2011 and provide a discussion of your compliance at the time of the offering with General Instruction I.B.6 to Form S-3. Your discussion should also include the value of all take-down offerings made pursuant to your prospectus dated October 15, 2010 (File No. 333-169689). Please refer to Release No. 33-8878 (December 19, 2007).”

Response:

As of March 11, 2011, the date of the prospectus supplement pursuant to which sales were completed on March 16, 2011, the aggregate market value of the Company’s outstanding voting and nonvoting common equity held by non-affiliates was $75,001,115.75, based on 34,483,032 shares of common stock outstanding as of such date, of which 27,273,133 shares were held by non-affiliates, and based on a share price of $2.75 per share, which was the last reported sale price of the common stock on February 16, 2011, on The NASDAQ Capital Market. Pursuant to Instruction 3 to General Instruction I.B.6. of Form S-3, because the aggregate market value of the Company’s outstanding voting and nonvoting common equity was $75 million or more, the limitation on sales specified in General Instruction I.B.6(a) no longer applied to additional sales made pursuant to the Company’s registration statement on Form S-3 (File No. 333-169689) (the “2010 Registration Statement”) on or subsequent to such date and instead the 2010 Registration Statement was considered filed pursuant to General Instruction I.B.1.

Mr. Jeffrey Riedler

Assistant Director

Division of Corporate Finance

June 28, 2011

In response to the Staff’s comment, the Company confirms that prior sales pursuant to the 2010 Registration Statement were made in compliance with General Instruction I.B.6 to Form S-3. The first take-down offering pursuant to the 2010 Registration Statement occurred on February 16, 2011, and between February 16, 2011 and March 2, 2011, the Company sold an aggregate of 717,132 shares of common stock, pursuant to the 2010 Registration Statement and a prospectus supplement dated October 29, 2010 to the prospectus dated October 15, 2010, for aggregate gross proceeds of $2,027,124.59, which at all times during this period was less than one-third of the value of the aggregate market value of the Company’s outstanding voting and nonvoting common equity held by non-affiliates. There have been no other take-down offerings made under the prospectus dated October 15, 2010.

Please contact the undersigned at (650) 813-5640, if you have any questions regarding the response to the staff comment letter.

Sincerely,

/s/ Stephen Thau
Stephen B. Thau

cc:	Harold E. Selick, Ph.D.
Chief Executive Officer
Threshold Pharmaceuticals, Inc.

Mr. Joel A. Fernandes
Vice President, Finance and Controller
Threshold Pharmaceuticals, Inc.